

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 31, 2016

Vadim Komissarov
c/o VK Consulting, Inc.
255 West 85th St, PH1
New York, NY 10024

>**Re:** **Trident Acquisitions Corp.**
>**Draft Registration Statement on Form S-1**
>**Submitted May 3, 2016**
>**CIK No. 0001673481**

Dear Mr. Komissarov:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Revise to identify here the affiliate who "has committed to purchase from us an aggregate of 895,000 units." Disclosure which appears in footnote 3 at page 76 suggests that this might be Vadim Komissarov.

Prospectus Summary

3.   You state at page 2 that production costs in Ukraine and Romania are typically less than $20 per barrel. You also state: "By combining the companies with proven engineering and geological teams with undeveloped reserves and by introducing new technologies currently available in United States but never used in Europe, we believe that we will be able to create value for our investors."

- Please provide us with independent support for your statistical assertions.
- Revise to clarify what is being "combined" in the quoted sentence. If it is your desire to acquire companies which already have proven engineering and geological teams and that possess undeveloped reserves and then introduce "new technologies" with those companies, make this clear.
- Also, insofar as you suggest more than once that due to limitations in your initial funding you likely will make only one initial acquisition (deriving from this offering), explain your references to multiple (target) companies.
- In the more detailed disclosures which appear later in your filing, identify the "new technologies" to which you refer. For example, it appears that major oil companies have previously entered into agreements relating to hydraulic fracturing in Europe, and we also note that several European countries have banned that technique.

4.   At page 2 and elsewhere, you indicate that "We anticipate targeting fields of 1 to 50 million tons of oil equivalent in recoverable reserves in Poland, Ukraine and other Eastern European countries…." Although you are not claiming reserves, you nonetheless should revise to disclose the basis for such equivalency. See Instruction 3 to Item 1202(a)(2) of Regulation S-K.

5.   Please revise to provide consistent disclosures regarding your plans or "focus." For example, at page 2, you state in part that "We intend to look closely at reserves located in … Eastern Ukraine," but at page 51 you define that location as the "Eastern" region and say "the Eastern region is currently located in a war zone, which makes it unlikely to be developed in the near future." Similarly, at page 51 you refer to the war and crisis in Ukraine generally but then define "Western Ukraine" as being in the "Central" region which is "the area of development on which we intend to form [sic]."

6.   In this regard, please advise us why you believe that Western Ukraine would not be considered to fall within what would be considered a "war zone" for these purposes. We note footnotes 11 and 12 at page 52, for example.

Dilution, Page 43

7.   We note that your pro forma net tangible book value after the proposed offering assumes that certain public stockholders elect to convert 12,258,273 shares at a price of $10.35 per share. We understand that this assumption is based on the maximum potential for conversion by public shareholders whereby the business combination could still be consummated as disclosed on page 16. Please revise or clarify how your assumption of

possible conversion subsequent to the initial offering is consistent with Item 506(c) of Regulation S-K which requires disclosure of the amount of the immediate dilution from the public offering price to be absorbed by public purchasers' equity interest.

Proposed Business, page 50

8. Some of the statistics and discussion which begins on page 51 appear to be stale or outdated. Please provide updated information, where available. Also provide further support for your assertion at page 52 that with regard to Poland: "We believe that the weak results of the first wells drilled by major oil companies can be explained by the lack of their geological expertise for unconventional gas." If the suggestion is that your management has greater expertise or will obtain greater expertise in that regard, please provide the basis for this assertion.

Selection of a Target Business and Structuring of Our Initial Business Combination, page 55

9. In the ensuing sections, you discuss conversions and possible purchases by insiders or affiliates of shares purchased in the offering, but here you indicate that the target business(es) must "have an aggregate fair market value of at least 80% of the value of the trust account." Revise to discuss in necessary detail how and when the value of the trust account is determined for this purpose. In that regard, at page 64 you state that your charter provides that "upon the consummation of this offering, $134,550,000, or $154,732,500 if the over-allotment option is exercised in full, shall be placed into the trust account." But in the tabular disclosure at page 67, you contrast your offering with a Rule 419 offering in which "The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds."

10. If in fact the amount could be less than 80% of the two amounts specified in your charter, disclose explicitly in dollar terms what the lowest possible amount of fair market value ("FMV") of the target business(es) could be, assuming maximum conversions or insider purchases. If they could take actions to lower the requisite minimum FMV, insiders might have an incentive to consider additional actions to increase the likelihood that a transaction would be consummated as the end date for consummation of a transaction approaches. With regard to a vote, you disclose at page 60: "To the extent that our insiders or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination."

11. If on the other hand the amount must be at least equal to 80% of the amounts the charter specifies, discuss what means you would likely use (issuance of debt, stock issuances, etc.) to complete an acquisition / combination if large numbers of shares convert or are purchased by insiders. We note your statement at page 65 that "our obligation to convert shares of common stock held by our public stockholders may reduce the resources available to us for our initial business combination." We also note your statement at page 82 that "We will consummate our initial business combination only if public stockholders

do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination."

<u>Management, page 69</u>

12.   Please expand the biographical sketch for Oleksii Tymofiev to discuss his professional experience from August 2015 until the time he became your CEO late last month.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Mitchell S. Nussbaum
Loeb & Loeb LLP